Exhibit (a)(5)(x)

For Immediate Release

Contact:	Jennifer Glass
Oracle Corp.
(650) 633-6192
jennifer.glass@oracle.com

ORACLE STANDS BY SHAREHOLDER CHOICE; CRITICIZES

PEOPLESOFT’S TACTICS IN ACQUIRING J.D. EDWARDS

REDWOOD SHORES, Calif., June 16, 2003—Oracle Corp., (Nasdaq: ORCL) issued the following statement, which is attributable to Jim Finn, Oracle spokesperson:

“Here they go again. This is simply an attempt to take away the shareholders’ vote. The last and only chance for shareholders to choose has been taken away from them again. If you consider that PeopleSoft and J.D. Edwards put together the best financing approach when they announced their original merger, this sub-optimal approach can only be a ploy to preserve management’s self-interest. This move does not deter Oracle and our offer remains before shareholders.”

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

###